                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              DATED: NOVEMBER 2005
Commission File No. 000-51047
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                          NAVIOS MARITIME HOLDINGS INC.

                    67 NOTARA STREET, PIRAEUS, GREECE 185 35
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F X    Form 40-F
                                 ----       ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No  X
                                 ----       ----

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                            Page

Listing on Nasdaq                                                            1
Fleet Update                                                                 1
Earnings Call                                                                1
Operational and Financial Results; Dividend Policy                           1
Signatures                                                                   2
Exhibit Index                                                                3

LISTING ON NASDAQ

         On November 3, 2005, Navios issued a press release announcing the commencement of trading on NASDAQ's National Market System for its common stock, warrants and units. The trading symbol for the securities are: (i) BULK for the common stock, (ii) BULKW for the warrants and (iii) BULKU for the units. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. In addition, on November 21, 2005, Navios issued a press release announcing that Angeliki Frangou, Navios's Chairman and
Chief Executive Officer, will ring the Nasdaq stock market closing bell on
November 28, 2005. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

FLEET UPDATE

         On November 17, 2005, Navios issued a press release announcing it entered into contracts for three long term charter-in vessels, of which two are
Panamaxes and one is a Handymax and are scheduled for delivery in 2007 and 2008.
Navios also announced it took delivery of a new vessel to its long-term chartered-in fleet and it has exercised purchase options on six vessels within the last three months. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

EARNINGS CALL

         On November 22, 2005, Navios issued a press release announcing it would hold an investor conference call on Monday, November 28, 2005 at 8:45 am ET to provide highlights of the operational and financial results for the third quarter ended September 30, 2005 and for the first nine months of 2005, as well as provide a business update. A copy of the press release is furnished as
Exhibit 99.4 to this Report and is incorporated herein by reference.

OPERATIONAL and FINANCIAL RESULTS; Dividend Policy

         On November 28, 2005, Navios issued a press release announcing the operational and financial results for the third quarter ended September 30, 2005 and for the first nine months of 2005. Navios also announced an increase in its fleet, as well as its dividend policy. A copy of the press release is furnished as Exhibit 99.5 to this Report and is incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NAVIOS MARITIME HOLDINGS INC.

                                                  By:  /s/ Angeliki Frangou
                                                  Angeliki Frangou
                                                  Chief Executive Officer
                                                  Date: November 28, 2005

                                  EXHIBIT INDEX

EXHIBIT NO.     EXHIBIT [GRAPHIC OMITTED[GRAPHIC OMITTED]
-----------     -------
   99.1         Press Release dated November 3, 2005

   99.2         Press Release dated November 21, 2005

   99.3         Press Release dated November 17, 2005

   99.4         Press Release dated November 22, 2005

   99.5         Press Release dated November 28, 2005